FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________________________

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

_____________________________________

For the month of September, 2003

Commission File Number: 333-13302

ETABLISSEMENTS DELHAIZE FRÈRES
ET CIE “LE LION” (GROUPE DELHAIZE)

(Exact name of registrant as specified in its charter)*

DELHAIZE BROTHERS AND CO.
“THE LION” (DELHAIZE GROUP)

(Translation of registrant’s name into English)*

RUE OSSEGHEM 53
B-1080 BRUSSELS, BELGIUM

(Address of principal executive offices)

_____________________________________

     * The registrant’s charter (articles of association) specifies the registrant’s name in French, Dutch and English.

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒    Form 40-F   ☐

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐      No ☒

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

Dear Shareholder,

On August 1, Delhaize Group announced its second quarter and first half 2003 results. These results confirmed the continued improvement of our underlying operational results. Sales trends were stronger than expected at all banners. Earnings before goodwill and exceptionals increased by 15.8% in the first half of 2003. Our net debt further decreased, resulting in a 98.2% net-debt-to-equity-ratio at the end of June 2003.

Our first half results reflect the continued strong sales momentum at Hannaford, Delhaize Belgium and Alfa-Beta in Greece. We were also encouraged by the improvement in sales trends at Food Lion and Kash n’ Karry. In the second quarter, comparable store sales trends in the U.S. improved for the second consecutive quarter, in fact turning positive this quarter, with a growth of 0.7% versus the same period last year.

At identical exchange rates, sales of Delhaize Group for the first half of 2003 grew by 1.6%. Due to the weakening of the U.S. dollar by 18.7% against the euro and the closing of 42 loss-making U.S. stores early this year, sales for the first half of 2003 decreased 13.2% at actual exchange rates.

Throughout the first half of 2003, we saw a clear positive contribution to results from our cost and expense initiatives group-wide. This allowed us to reinforce our price positions, particularly at Food Lion and Kash n’ Karry as well as in Belgium, while at the same time protecting our margins. Our operating margin increased from 4.0% in the first half of 2002 to 4.3% in the first six months of this year.

In the third quarter of 2003, Food Lion will start the rollout of a new gross margin and inventory management system. This is an exciting and crucial project that will equip Food Lion with a system combining updated business processes and state-of-the-art technology. Based on the strong results Hannaford obtained in managing margins, inventory and shrink due to such a system, we believe it will have a profound and sustainable impact on the sales and profitability of Food Lion.

In connection with the launch of the new system, Food Lion introduced a new inventory accounting method. The change resulted in an initial adjustment to inventory values, recorded as an exceptional non-cash charge in the second quarter. Combined with the exceptional charge for the closing of 42 U.S. stores and the streamlining efforts at Food Lion in the first quarter of 2003, this caused net earnings to decrease by 41.3% in the first half of 2003. Earnings before goodwill and exceptionals increased by 15.8%.

The strong operational results in the first half of 2003 and our confidence in our ability to continue to build on the improving sales trends, as well as the success of our cost and expense initiatives led management to revise positively the sales and earnings outlook for the Company for 2003. At identical exchange rates, earnings before goodwill and exceptionals are expected to increase by 15% to 20% in 2003. At identical exchange rates, we now expect sales growth for the full year to be +2.0% to +3.5%, and net earnings evolution of –13% to flat, including the exceptional charges recorded in the first half.

Our strong results for the first half of 2003 represent the fruit of our disciplined approach in implementing sustainable sales growth initiatives while cutting costs when appropriate. This approach enables us to protect our profitability, reinforce our price competitiveness and build long-term success.

Pierre-Olivier Beckers
President and CEO, Delhaize Group

            Delhaize Group Result First Half Year 2003

	In USD	In EUR

(in millions of EUR, except EPS)	H1 2003	H1 2003	H1 2002	Change

Sales	10,219.9	9,249.3	10,659.0	-13.2%
Operating profit	440.9	399.1	423.1	-5.7%
Operating margin	4.3%	4.3%	4.0%	—
Financial result	(197.6)	(178.9)	(245.8)	-27.2%
Exceptional result	(128.6)	(116.4)	(1.1)	N/A
Income taxes	(50.9)	(46.1)	(82.1)	-43.9%
Net earnings	61.5	55.6	94.8	-41.3%
Earnings before goodwill and exceptionals	213.2	193.0	166.7	+15.8%
Net EPS (in EUR)	0.67	0.60	1.03	-41.3%
EPS before goodwill and exceptionals (in EUR)	2.32	2.10	1.81	+15.9%
Net debt	3,918.0	3,428.8	3,897.8 *	-12.0%
Net debt to equity ratio	98.2%	98.2%	109.4%*	—

*: End of 2002

For definitions and reconciliations of measures which are not defined by accounting regulations, please see the page inserted in this newsletter.

Delhaize Group is a Belgian food retailer present in eleven countries on three continents. At the end of June 2003, Delhaize Group’s sales network consisted of 2,505 stores. In 2002, Delhaize Group posted EUR 20.7 billion (USD 19.6 billion) in sales and net earnings of EUR 178.3 million (USD 168.6 million). Delhaize Group employs approximately 144,000 people. Delhaize Group is listed on Euronext Brussels and the New York Stock Exchange.

Delhaize Group News/August 2003

Pharmacy: a Fast Growing Category of Delhaize Group in the U.S.

Retail pharmacy drug sales grew 9% in the last year in the U.S. to USD 142.3 billion. Today, American pharmacies are filling close to 3 billion prescriptions annually and by 2005, that number is expected to reach 4 billion. The nation’s population is aging and living longer. In addition, baby boomers are looking for new medicines that target ailments linked to their changing lifestyle. The three U.S. banners of Delhaize Group are well on track to capture a part of the fast-growing sales from this service.

•   Hannaford: Successful Track Record

Hannaford, Delhaize Group’s banner located in the northeast of the U.S., has been in the pharmacy business since 1973 with the opening of the first Wellby Drug Store in Portland, Maine. Since then, Wellby’s has grown to be the second largest drug store chain in Maine.

Hannaford sold its Wellby Drug Store chain to Rite Aid in May of 1992 and reinvested the proceeds of this sale into its new concept of combination grocery/pharmacy stores. Today, Hannaford operates 94 in-store pharmacies in its market area and pharmacy sales represents a little over 10% of Hannaford’s total sales. Hannaford’s goal is to have a pharmacy in every supermarket.

•  The Southeast: Benefiting from Hannaford’s Experience

Food Lion, Delhaize Group’s banner in the southeast of the U.S., is relatively new to the pharmacy business. Food Lion did not open its first pharmacy until 1998. Since its launch of pharmacies, Food Lion has found that sales for stores with pharmacies grows more rapidly than at stores without pharmacies. Food Lion now operates 34 pharmacies and plans to open three more by the end of 2003. Food Lion pharmacies are typically located near the health and beauty care items and are approximately 400 square feet in size.

In Florida, Kash n’ Karry also operates pharmacies within some of its stores. Both Food Lion’s and Kash n’ Karry’s pharmacies were developed in cooperation with the Medicine Shoppe, but are operated directly now. Management of Kash n’ Karry was transitioned from Food Lion to Hannaford in 2001. Since then, Kash n’ Karry has been able to build upon the in-house pharmacy expertise of Hannaford to further grow its 73 in-store pharmacies.

Hannaford has played a significant role in the sharing of pharmacy software and resources among Delhaize Group’s U.S. banners. For example, Hannaford introduced the software for filling and billing prescriptions to Food Lion. Food Lion and Kash n’ Karry pharmacies are serviced by a Food Lion distribution center, and pharmacy purchasing for all three U.S. banners is handled by Hannaford. The U.S. banners have created the “Inter Banner Pharmacy Group”, which consists of each pharmacy director at banner level. This group meets each month to discuss and share their expertise and experiences.

•  Our Selling Proposition

Top drivers that affect how a customer chooses a specific pharmacy are convenience to home, acceptance of insurance, prescriptions filled with ease and a personal connection to our pharmacists. Our pharmacies provide all of these and more. Pharmacies are staffed by knowledgeable, professional pharmacists, with the goal of providing the best care possible. This includes filling prescriptions, counseling patients on the proper use of medication, and providing information on maintaining a healthy lifestyle. All three banners offer competitive pricing and even offer a “Matching Policy” to the pricing of any local competitors. Our pharmacists are also knowledgeable about vitamins and supplements in our “Nature’s Place” departments, an organic and all natural product offering.

Our pharmacies continue to find ways to use technology to improve services both to pharmacists and customers. A new Pharmacy Intranet site gives Hannaford’s pharmacists online access to all our third-party insurance providers and federal agencies along with access to industry and continuing education sites. Hannaford will very soon provide pharmacy customers with the opportunity to receive automatic refill reminders on their home computers. When a prescription is nearly emptied, the pharmacy customer would receive an e-mail, if the customer chooses, asking if the customer would like to refill the prescription. If the customer says yes, the prescription would automatically be processed through the prescription filling system and be ready the next time the customer visits the Hannaford store. Food Lion will start testing the same system later this fall.

Delhaize Group News/August 2003

The Q2 2003 Results: Highlights

•	Net earnings of EUR 9.3 million after EUR 51.8 million exceptional non-cash charge related to change in inventory accounting method

•	Net earnings per share increase 31.5% to EUR 0.66, before exceptional charge

•	Earnings before goodwill and exceptionals up by 14.8% to EUR 1.03 per share

•	Organic sales growth of +2.8% due to +0.7% comparable store sales growth in the U.S. and +6.4% in Belgium

•	19.2% weaker dollar pushes sales 12.5% lower than in second quarter 2002

•	Operating margin of 4.1% (4.0% in second quarter 2002)

	In USD	In EUR

(in millions of EUR, except EPS)	Q2 2003	Q2 2003	Q2 2002	Change

Sales	5,228.2	4,597.7	5,256.8	-12.5%
Operating profit	216.2	189.7	207.6	-8.7%
Operating margin	4.1%	4.1%	4.0%	—
Financial result	(97.4)	(85.5)	(121.4)	-29.6%
Exceptional result	(93.5)	(83.7)	(1.1)	N/A
Income taxes	(12.1)	(10.0)	(38.7)	-74.4%
Net earnings	11.8	9.3	46.5	-79.9%
Earnings before goodwill and exceptionals	107.5	94.5	82.4	+14.8%
Net EPS (in EUR)	0.13	0.10	0.50	-79.9%
EPS before goodwill and exceptionals (in EUR)	1.17	1.03	0.89	+14.8%
Net debt	3,918.0	3,428.8	3,521.3 *	-2.6%
Net debt to equity ratio	98.2%	98.2%	99.2%*	—

*: End of March 2003

The press release on Delhaize Group’s first half and second quarter 2003 results is available in English, French and Dutch on the Delhaize Group website, www.delhaizegroup.com, or can be obtained from the Investor Relations Department.

Shareholder Information

Financial Calendar

> 2003 3rd quarter results	November 6, 2003
> 2003 sales release	January 15, 2004
> 2003 full-year results	March 11, 2004

Ticker Symbol

>	Ordinary shares (Euronext Brussels): DELB
>	ADRs (NYSE): DEG (each ADR represents one Delhaize Group ordinary share).

Transfer Agent ADRs

>	The Bank of New York
P.O. Box 11248
New York, NY 10286-1248
Toll-free Ph#: 1-877-853-2191

Delhaize Group News

>	People interested in receiving the electronic version of this newsletter may fill out the subscription form at www.delhaizegroup.com/en/in_mailnews.asp

Where to Find Stock Quotes?

>	www.delhaizegroup.com
>	www.euronext.com
>	www.nyse.com

Contacts & Inquiries

Investors and Media	Investor Relations
(United States)

Delhaize Group	Delhaize Group
Investor Relations	Investor Relations
Rue Osseghemstraat 53	P.O. Box 1330
1080 Brussels	Salisbury, NC
Belgium	28145-1330
Tel: +32 2 412 21 51	United States
Fax: +32 2 412 29 76	Tel: +1 704 633 8250,
ext 3398
Fax: +1 704 636 5024

Information regarding Delhaize Group (press releases, annual reports, share price, frequently asked questions) can be found on Delhaize Group’s website www.delhaizegroup.com.

Questions can be sent to:

>     investor@delhaizegroup.com

For ADR Holders: How to Change the Mailing Address On Your Delhaize Group Stock Account?

If the ADR holder holds physical stock certificates or the certificates are held in direct registration with The Bank of New York (the “Bank”), ADR holders may call the Bank directly at 1-877-853-2191. Operators can only accept changes from the actual account holder(s). ADR holders may also notify The Bank of New York of their address change at www.stockbny.com.

If the stock certificates are being held in a brokerage account, the ADR holder will need to contact his/her broker to have the account’s address changed.

Other questions regarding registered stock accounts can be directed to The Bank of New York, stock transfer agent, at the following toll-free number 1-877-853-2191

If you need additional assistance, please feel free to contact the Delhaize Investor Relations Department at 1-704-633-8250, ext. 3398.

Some of the statements in this newsletter and other written and oral statements made from time to time by Delhaize Group and its representatives are “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of Securities Exchange Act of 1934, as amended, and involve a number of risks and uncertainties. These statements include, but are not limited to, statements about strategic options, future strategies and the anticipated benefits of these strategies. These statements are based on Delhaize Group’s current expectations. Delhaize Group’s actual results could differ materially from those stated or implied in such forward-looking statements. Risks and uncertainties that could cause actual results to differ materially from those stated or implied by such forward-looking statements are described in Delhaize Group’s Annual Report on Form 20-F for the year ended December 31, 2002 and other periodic filings made by Delhaize Group and Delhaize America with the U.S. Securities and Exchange Commission, which risk factors are incorporated herein by reference. Delhaize Group and Delhaize America disclaim any obligation to update developments of these risk factors or to announce publicly any revision to any of the forward-looking statements contained in this release, or to make corrections to reflect future events or developments.

Delhaize Group News/August 2003

—	Definitions

•	Adjusted EBITDA: earnings before interest, taxes, depreciation, amortization, other income/(expense), exceptional income/(expense) and minority interests

•	Comparable store sales: sales from the same stores, including relocations and expansions

•	Earnings before goodwill and exceptionals: net earnings plus amortization of goodwill and intangibles and exceptional items, net of taxes and minority interests

•	Earnings before goodwill and exceptionals per share: earnings before goodwill and exceptionals divided by the weighted average number of shares during the period

•	Free cash flow: cash flow before financing activities and financial investments, less dividends and directors’ share of profit and less dividends paid by subsidiaries to minority interests

•	Gross profit: sales minus cost of goods sold (excluding shipping and handling costs, and income from suppliers for in-store promotions and cooperative advertising)

•	Net debt: long-term financial liabilities, including current portion and capital leases, plus short-term financial liabilities, minus short-term investments (excluding treasury shares) and cash

•	Organic sales growth: sales growth excluding sales from acquisitions and divestitures at identical currency exchange rates

•	Outstanding shares: the number of shares issued by the Company, including treasury shares

•	Salaries, miscellaneous goods and services and other operating income/expense (excluding depreciation and amortization of goodwill): include shipping and handling costs and income from suppliers for in-store promotions and cooperative advertising

•	Weighted average number of shares: number of shares outstanding at the beginning of the period less treasury shares, adjusted by the number of shares cancelled, repurchased or issued during the period multiplied by a time-weighting factor

—	Non-GAAP measures

Certain non-GAAP measures are provided throughout this newsletter. We do not represent these measures as alternative measures to net earnings, or other financial or liquidity measures determined in accordance with Belgian GAAP. These measures as reported by Delhaize Group might differ from similarly titled measures by other companies. We believe that these measures are important indicators of our business and are widely used by investors, analysts and other parties. A reconciliation of these measures to Belgian GAAP measures can be found below:

Organic Sales Growth Reconciliation

2nd Q 2003	2nd Q 2002%		(in millions of EUR)	1st H 2003	1st H 2002%

4,597.7	5,256.8	-12.5%	Sales	9,249.3	10,659.0	-13.2%
805.2	—	—	Effect of exchange rates	1,584.8	—	—
5,402.9	5,256.8	+2.8%	Sales at identical exchange rates	10,834.1	10,659.0	+1.6%
5,402.9	5,256.8	+2.8%	Organic sales growth	10,834.1	10,659.0	+1.6%

Adjusted EBITDA Reconciliation

2nd Q 2003	2nd Q 2002	(in millions of EUR)	1st H 2003	1st H 2002

9.3	46.5	Net earnings	55.6	94.8
		Add (subtract):
1.0	(0.4)	Minority interests	0.5	(1.4)
10.0	38.7	Income taxes	46.1	82.1
83.7	1.1	Exceptional income/(expense)	116.4	1.1
0.2	0.3	Other income/(expense)	1.6	0.7
85.5	121.4	Financial income/(expense)	178.9	245.8
110.8	143.1	Depreciation	230.7	288.6
39.9	44.1	Amortization of goodwill and intangibles	78.8	88.2
340.4	394.8	Adjusted EBITDA	708.6	799.9
7.4%	7.5%	As % of sales	7.7%	7.5%

Net Debt Reconciliation

(in millions of EUR)	June 30, 2003	December 31, 2002	June 30, 2002

Long term financial debt	3,577.2	3,790.5	4,068.6
Current financial liabilities	464.2	525.0	558.2
Cash and short-term investments	(612.6)	(417.7)	(485.9)
Net debt	3,428.8	3,897.8	4,140.9
Net debt to equity ratio	98.2%	109.4%	113.5%

Annex to Delhaize Group News/August 2003

Earnings Reconciliation

2nd Q 2003	2nd Q 2002	(in millions of EUR)	1st H 2003	1st H 2002

9.3	46.5	Net earnings	55.6	94.8
		Add (subtract):
39.9	44.1	Amortization of goodwill and intangibles	78.8	88.2
(7.4)	(8.9)	Taxes and minority interests on amortization of goodwill and intangibles	(14.4)	(17.0)
83.7	1.1	Exceptional income/(expense)	116.4	1.1
(31.0)	(0.4)	Taxes and minority interests on exceptional income/(expense)	(43.4)	(0.4)
94.5	82.4	Earnings before goodwill and exceptionals	193.0	166.7
9.3	46.5	Net earnings	55.6	94.8
		Add (subtract):
83.2	—	Exceptional expense related to the change in accounting method	83.2	—
(31.4)	—	Taxes and minority interests on exceptional expense related to the change in accounting method	(31.4)	—
61.1	46.5	Earnings before change in accounting method	107.4	94.8

Free Cash Flow Reconciliation

2nd Q 2003	2nd Q 2002	(in millions of EUR)	1st H 2003	1st H 2002

123.8	255.0	Net cash provided by operating activities	435.0	645.0
(160.7)	(135.8)	Net cash used in investing activities	(227.0)	(282.6)
76.9	—	Investment in debt securities	76.9	—
(83.1)	(135.8)	Dividends and directors’ remuneration paid	(83.1)	(135.8)
(43.1)	(16.6)	Free cash flow (after dividend payments)	201.8	226.6

Identical Exchange Rates Reconciliation

(in millions of EUR,	2nd Q 2003			2nd Q 2002	2003/2002
except per share amounts)
	At Actual	Impact of	At Identical		At Actual	At Identical
	Rates	Exchange Rates	Rates		Rates	Rates

Sales	4,597.7	805.2	5,402.9	5,256.8	-12.5%	+2.8%
Adjusted EBITDA	340.4	64.6	405.0	394.8	-13.8%	+2.6%
Operating profit	189.7	36.7	226.4	207.6	-8.7%	+9.0%
Net earnings	9.3	-1.4	7.9	46.5	-79.9%	-83.1%
Net EPS	0.10	-0.01	0.09	0.50	-79.9%	-83.1%
Earnings before change in accounting method	61.1	10.5	71.6	46.5	+31.5%	+54.0%
EPS before change in accounting method	0.66	0.12	0.78	0.50	+31.5%	+54.1%
Earnings before goodwill and exceptionals	94.5	15.1	109.6	82.4	+14.8%	+33.1%
EPS before goodwill and exceptionals	1.03	0.16	1.19	0.89	+14.8%	+33.1%
Free cash flow	(43.1)	4.9	(38.2)	(16.6)	-159.6%	-130.1%

(in millions of EUR,	1st H 2003			1st H 2002	2003/2002
except per share amounts)
	At Actual	Impact of	At Identical		At Actual	At Identical
	Rates	Exchange Rates	Rates		Rates	Rates

Sales	9,249.3	1,584.8	10,834.1	10,659.0	-13.2%	+1.6%
Adjusted EBITDA	708.6	134.5	843.1	799.9	-11.4%	+5.4%
Operating profit	399.1	78.9	478.0	423.1	-5.7%	+13.0%
Net earnings	55.6	7.8	63.4	94.8	-41.3%	-33.2%
Net EPS	0.60	0.09	0.69	1.03	-41.3%	-33.2%
Earnings before change in accounting method	107.4	19.7	127.1	94.8	+13.3%	+34.1%
EPS before change in accounting method	1.17	0.21	1.38	1.03	+13.3%	+34.1%
Earnings before goodwill and exceptionals	193.0	32.8	225.8	166.7	+15.8%	+35.6%
EPS before goodwill and exceptionals	2.10	0.35	2.45	1.81	+15.9%	+35.6%
Free cash flow	201.8	54.8	256.6	226.6	-10.9%	+13.2%

(in millions of EUR)	June 30, 2003			Dec 31, 2002	Change

Net debt	3,428.8	252.3	3,681.1	3,897.8	-12.0%	-5.6%

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ETABLISSEMENTS DELHAIZE FRÈRES ET CIE “LE LION” (GROUPE DELHAIZE)

Date:	September 25, 2003	By:	/s/ Michael R. Waller

Michael R. Waller Executive Vice President